Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Res-Care, Inc.:
We consent to the use of our report dated February 28, 2005, except as to Note 15, which is as of February 3, 2006, with respect to the consolidated balance sheets of Res-Care, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 and our reports dated February 28, 2005 with respect to the financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, included or incorporated by reference herein in the Registration Statement on Form S-4 and to the reference to our firm under the heading “Experts” in the prospectus.
KPMG LLP
Louisville, Kentucky
February 3, 2006